FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

-----------------

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month August, 2005

QSound Labs, Inc.

(Translation of Registrant's Name into English)

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400 – 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes Canadian/United States Accounting Principles Reconciliation, as at June 30, 2005 and for the six months ended June 30, 2005 and 2004 (expressed in United States dollars).  The information furnished in this Form 6-K and in the Form 6-K furnished to the SEC on August 11, 2005 is hereby incorporated by reference into the registration statement on  Form F-3 (No. 333-121871) and the prospectus contained therein.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: August 19, 2005

/s/ Joanna Varvos

                                                                                                                                Joanna Varvos

Corporate Secretary

QSOUND LABS, INC.

Canadian/United States Accounting Principles Reconciliation

As at June 30, 2005 and for the six months ended June 30, 2005 and 2004

(expressed in United States dollars)

QSound Labs, Inc. (the “Company”) prepares its interim consolidated financial statements in accordance with Canadian generally accepted accounting principles which, in the case of QSound Labs, Inc. conform in all material respects with United States generally accepts accounting principles except as outlined below.  These interim consolidated financial statements are unaudited.  However, they reflect all adjustments, consisting solely of normal recurring adjustments, necessary to a fair presentation for the interim periods presented.

For the US GAAP earnings press releases issued by QSound for the first quarter of 2004 on May 12, 2004 and for the second quarter of 2004 on August 4, 2004, depreciation and amortization charges had been excluded from the calculation of operating loss.  United States GAAP requires that those charges be included in the calculation of operating loss.  These amounts have been included in the comparative figures for press releases issued by QSound for the first quarter of 2005 on April 29, 2005 and for the second quarter of 2005 on August 2, 2005.

No differences in reported net loss or net loss per share amounts arise in the six month periods ended June 30, 2005 and 2004.

The effect on the consolidated balance sheet of differences between Canadian and US GAAP is as follows:

Reconciliation of Balance Sheet under Canadian GAAP to United States GAAP

As reported
                                                                        in accordance
                                                                                       with

Under

June 30, 2005

Canadian GAAP

Differences

US GAAP

Current assets

$

3,013,425

$

–

$

3,013,425

Capital assets

1,257,809

–

1,257,809

Intangible assets

155,390

–

155,390

$

4,426,624

$

–

$

 4,426,624

Current liabilities

$

266,621

$

–

$

266,621

Shareholder’s equity:

Common shares

45,847,445

202,058

46,049,503

Warrants

1,502,331

1,502,331

Contributed Surplus

1,368,102

1,368,102

Deficit

(44,557,875)

(202,058)

(44,759,933)

$

 4,426,624

$

–

$

4,426,624